

July 2, 2009

Mr. Gregory T. Geswein
Chief Financial Officer, Libbey, Inc.
300 Madison Ave.
Toledo, OH 43604

Re: **Libbey, Inc.**
         Form 10-K for the year ended December 31, 2008
         Definitive Proxy Statement, April 8, 2009
         Form 10-Q for the quarter ended March 31, 2009
         File No. 1-12084

Dear Mr. Geswein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 1

General

1. Because of the nature of your business, the discussion about your working capital practices appears limited. Please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material. Please show us in your supplemental response what the revisions will look like.

<u>Risk Factors, page 10</u>

<u>Our high level of debt, as well as incurrence of additional debt, may limit our operating
flexibility, which could adversely affect our results of operations…, page 10</u>

2. Given the company's declining financial performance for the quarters ended December
   31, 2008 and March 31, 2009, please enhance your risk factor disclosure to provide a
   more qualitative discussion about the risks imposed on the company's liquidity needs,
   and to extent possible, quantify these risks. For example, we note your Capital Resources
   and Liquidity discussion on page 38 where you disclose that interest on the PIK Notes
   will become payable in cash beginning December 1, 2009. Please show us in your
   supplemental response what the revisions will look like.

3. At the end of the first paragraph of this risk factor disclosure, you disclose that the ABL
   Facility and the indentures governing the Senior Secured Notes and the PIK Notes
   impose compliance with certain financial covenants and maintenance of certain financial
   ratios. Considering the reported decline in Libbey's financial performance, please
   expand your MD&A disclosure to discuss the most material covenants under these debt
   arrangements and whether you are in compliance with them. To the extent that there has
   been a tightening of any ratios, and you foresee potential future noncompliance with
   these covenants and ratios, please disclose the measures the company intends to take to
   remedy the potential noncompliance. Please show us in your supplemental response
   what the revisions will look like.

<u>If we have a fair value impairment in a business segment, net earnings and net worth could be
materially adversely affected…, page 12</u>

4. We note your Goodwill disclosure on page 65 of the notes to the consolidated financial
   statements. Please expand your risk factor disclosure to provide investors with a clear
   understanding of how likely the risk of future impairment charges is, and to the extent
   possible, quantify that risk. Please show us in your supplemental response what the
   revisions will look like.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25</u>

<u>Executive Overview, page 25</u>

5. Please disclose who the "most prominent players" in the food industry are. We note your
   disclosure in the third bullet point of your 2008 highlights disclosure.

Capital Resources and Liquidity

Discussion of 2008 vs. 2007 Cash Flow, page 36

6. We note your analysis of cash used in operating activities. In future periodic filings, please revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, specifically working capital items. Refer to Item 303(a) of Regulation S-K and to SEC Release 33-8350.

Critical Accounting Estimates

Fixed Assets, page 41

7. We note that the evaluation of the recoverability of long-lived assets required you to make various estimates and assumptions. Please revise future filings to comprehensively address how you evaluated your fixed assets for impairment. Specifically address the following:

    •   Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to paragraphs 16 – 21 of SFAS 144;
    •   Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment, as this is your largest asset;
    •   Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

Goodwill and Indefinite Life Intangible Asset, page 41

8. Given the significance of your goodwill balance we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analysis relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, in future filings please consider providing additional quantitative disclosures to convey the risk that impairment charges may be recorded. For example, consider the following items:

   • Explain how you assigned goodwill to your reporting units and your basis for determining your reporting units;
   • A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
   • Whether your assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

Consolidated Statements of Cash Flows, page 54

9. Please tell us what borrowings make up "other net borrowings (repayments)" in Financing Activities on your statements of cash flows. Explain why this presentation is in compliance with paragraph 11-13 of SFAS 95.

Notes to the Consolidated Financial Statements

8. Borrowings, page 66

10. We note that your ABL Facility agreement does not require compliance with a fixed charge coverage ratio covenant unless aggregate unused availability falls below $15 million. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Mr. Gregory T. Geswein
Libbey, Inc.
July 2, 2009
Page 5

11. In future filings please indicate whether you are obligated by covenants under the Senior Notes or the PIK Notes and whether you are in compliance with those covenants at the end of the most recent period presented.

9. Special Charges, page 71

Facility Closures, page 72

12. In the third paragraph you disclose that the fair market value of the assets was determined by "independent outside appraisals". Please identify the party or parties who performed the appraisals and incorporate the disclosure in your future filings.

10. Income Taxes, page 75

13. Given the significance of your deferred tax asset valuation allowance, please enhance your future disclosures by identifying the positive and negative evidence you consider besides the legal entity or consolidated groups historical and projected financial results when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

11. Pension, page 79

14. We note at December 31, 2008 that approximately 44% of your U.S. pension plan assets were held in equity securities and that you experienced a significant loss on your plan assets. To the extent material, in future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net pension expense, as well as the expected impact on future operations from a decrease in plan assets, changes in expected return and amortization of actuarial losses. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

Exhibit index, page 115

15. We note that you have not filed the exhibits and schedules to the Credit Agreement (Exhibit 4.6). Please advise. Refer to Item 601(b)(10) of Regulation S-K. Also, please correct the June 12, 2006 date (the Current Report in From 8-K was actually filed on June 21, 2006.

Definitive Proxy Statement filed April 8, 2009

In what form did Libbey deliver compensation to its executives in 2008, and what purposes do the various forms of compensation serve?

16. We note footnote (2) disclosure on page 24 about the factors that the compensation committee considered for purposes of determining the long-term target opportunities for the named executives. Please enhance your qualitative discussion about the compensation committee's decision making process in determining these targets and why the committee considers them appropriate for purposes of achieving the stated objectives. Please show us in your supplemental response what the revisions will look like.

What compensation did Libbey's Executives receive for 2008, page 29
Annual Incentive Compensation, page 29

17. We note disclosure about the corporate-wide financial performance targets related to payment of annual incentive compensation. Please tell us, and ensure that in future filings you quantify, the budgeted IFO targets (we note that you have disclosed the working capital productivity ratio on footnote (2) to the Grants of Plan-Based Award table on page 46), to help investors put in perspective the target with the actual company performance, together with the compensation committee's decision to whether or not award this element of compensation. Please show us in your supplemental response what the revisions will look like.

Long-Term Performance-Based Compensation, page 30

18. We note that the financial measure for purposes of determining the long-term performance-based compensation is the cumulative EBITDA over the different performance cycles. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how this measure was calculated from your audited financial statements. Please revise accordingly. Please show us in your supplemental response what the revisions will look like.

19. Please disclose what the budgeted EBITDA for the July 2006 LTIP was, and how the compensation committee determined that the participants had earned 55.3% of the target number of the performance shares. We note your disclosure in the first full paragraph on page 31. Please show us in your supplemental response what the revisions will look like.

Summary Compensation Table, page 45

20. Please tell us why the values in the "All Other Compensation" column differ from the "Total" amounts disclosed in footnote (2).

Form 10-Q for the quarter ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

21. As highlighted in your Overall Summary of Financial Results for the Three Months Ended March 31, 2009 on page 27, we note the continuing deterioration in net sales, gross profit, and net income during your first quarter. While we note instances were you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management's views regarding the downturn in the overall economy, its impact on the company and management's plans to address these events. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management's response in managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment.

Capital Resources and Liquidity, page 33

22. We note your disclosure that you began taking a number of steps in 2008 to improve your liquidity and have continued with further steps in 2009, including those announced in February of 2009. Please enhance future disclosures by discussing the steps you are taking and the expected impact on your liquidity and capital resources. Additionally, as it relates to the current economic environment, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Mr. Gregory T. Geswein
Libbey, Inc.
July 2, 2009
Page 8

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

                                Sincerely,

                                John Cash
                                Branch Chief